February 2, 2006

Daniel Clevenger
Technest Holdings, Inc.
8 Faneuil Hall, 3rd Floor
Boston, MA 02109

Re: **Technest Holdings, Inc.**
Registration Statement on Form SB-2
Filed December 22, 2005
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 6, 2006
File No. 333-130617

Dear Mr. Clevenger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. Please delete the shares you are attempting to register for resale that are held by Markland, which currently holds 98% of your common stock. See Rule 415(a)(1)(i).

2. We note your disclosure in the Footnote 5 to the Fee Table and the Explanatory Note that you are attempting to register for resale 133,334 shares that may become issuable in satisfaction of liquidated damages arising from your registration rights agreements with the selling shareholders. Please provide us

with your analysis as to why you believe it is appropriate to register for resale shares that have not been, and may not be, issued to the selling shareholders.

3.   Tell us how you calculated the good faith estimate of the number of shares being registered that "may become issuable" as liquidated damages.

Summary Historical Consolidated Financial Information, page 2

4.   Please note that summary historical consolidated financial information is not required for this Form SB-2. If you elect to continue to present summary historical consolidated financial information, the information presented should conform to Item 301 of Regulation S-K. In this regard, please note that the financial information presented on the table should be derived from the historical audited financial statements included in this filing and should include each of the last five years.

5.   In addition, please revise to clearly label interim financial information as unaudited.

6.   We note that you have presented your unaudited pro forma operating results for the year ended June 30, 2005 in this summary historical consolidated financial information section. If you elect to continue to provide the unaudited pro forma financial statements in this section, you should revise to provide full pro forma financial statements in accordance with Item 301(d) of Regulation S-B. Please revise or, alternatively, remove the pro forma financial summary financial information from this section.

Risk Factors, page 3

7.   Please eliminate the third and fourth sentences of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section.

General

8.   Please include a risk factor that addresses the risks associated with the fact that shares of your common stock owned by Markland are among the assets that would be available to satisfy any liabilities in the various legal actions, proceedings and claims pending against Markland. We refer you to your disclosure on page 26.

We have a history of operating losses, page 3

9.   Please disclose the amount of your accumulated deficit as the most recent practical date.

Our largest customers…, page 6

Government contracts contain…, page 7

10.   Revise to specifically address provisions in your existing contracts that create business risks, rather than discussing generically what provisions government contracts "may" have.

11.   Explain in more detail the "performance issues" you have experienced and continue to experience, and explain how these have affected your business operations.

Unfavorable government audit results…, page 10

12.   Please expand to disclose whether you have experienced any adverse consequences as a result of government audits.

13.   This risk is duplicated in its entirety on page 11. Please revise.

We are a majority owned subsidiary of Markland…, page 11

14.   Please reconcile the percentage in the first sentence with the disclosure elsewhere in the prospectus.

Technest's executive officers and directors will not spend full time operating our business, page 11

15.   Please expand your risk factor disclosure to discuss the risks associated with actual or potential conflicts of interest created by the fact that that your directors and officers are also directors and officers of other companies, including Markland. We refer you to your Cross Directorship disclosure on page 26.

Use of Proceeds, page 16

16.   Please expand your disclosure to include brief description of how you intend to use the proceeds received from the exercise of outstanding warrants.

Transactions with our Selling Stockholders, page 23

17.   Revise the italicized introductory paragraphs under this caption to clarify that your discussion includes the material terms of each agreement you describe, rather than "selected information," and expand, if necessary, to discuss all the material terms.

Relationship with Markland Technologies, Inc., page 25

18.   Confirm that you will file a registration statement to cover the shares that Markland purportedly intends to distribute to its shareholders.

19.   Revise the disclosure in view of our comment 1.

20.   In view of the risk to your shareholders, expand to discuss the current pending litigation against Markland.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

21.   Please revise the introductory paragraph to reflect the inclusion of your results for the three months ended September 30, 2005.

Six months ended June 30, 2005 compared with six months ended June 30, 2004, page 27

22.   Please expand your disclosure throughout this section to provide more complete information. For example, what products contributed to your revenues?

Three months ended September 30, 2005 compared to the three months ended September 30, 2004, page 28

Revenue, page 28

23.   Please disclose the amount of revenue generated during this three month period from sales to EOIR. See our previous comment regarding more detailed information for your operating results.

24.   You state that the increase in revenue between the periods was due to the acquisition of Genex in February 2005 and an increase in product breadth of EOIR. Please revise to quantify the effects of the Genex acquisition on your results of operations. In addition, revise the filing to discuss the new products introduced by EOIR and quantify the effects of any significant new introductions. Finally, revise to provide greater discussion of the prospects for the future in

accordance with Item 303(b) of Regulation S-B. Please note this comment also applies to your revised MD&A discussion for June 30, 2005 and prior periods.

25.   You state that the change in gross profit margin between the periods is due to the mix of service revenues. Revise to explain in greater detail how the mix of service revenues has changed between the periods and also how your service revenues impact your gross profit margins. Please note this comment also applies to your revised MD&A discussion for June 30, 2005 and prior periods.

26.   You state that the decrease in selling, general and administrative expenses is due to lower management fee charges in 2005. We note that these fees are paid to your parent company. Please tell us and revise the filing to discuss how the management fees are determined and whether the decline in fees from 2004 to 2005 represents a trend. Please note this comment also applies to your revised MD&A discussion for June 30, 2005 and prior periods.

Liquidity and Capital Resources, page 30

27.   Please disclose here and in the last risk factor on page 3 whether your existing resources and cash generated from operations will be sufficient to meet your needs for at least the next 12 months.

Legal, page 31

28.   Please update the disclosure here and in the Legal Proceedings section of the prospectus regarding the H&H Acquisition Corp. and EOIR/Moulton litigation.

Critical Accounting Policies, page 32

- Research and Development

29.   Please revise to discuss the significant estimates and assumptions involved in determining the amounts recorded as expense for in-process research and development in connection with acquisitions. Discuss how and why these estimates bear risk of change. Refer to Part V of SEC Release 33-8350 for additional guidance.

- Revenue Recognition

30.   We note that your revenue recognition policies require you to make significant estimates with respect to total estimated contract costs and/or total estimated contract hours. Please revise to discuss these significant estimates. Discuss why these estimates bear risk of change. Analyze, to the extent material, such factors

as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past, and whether the estimates are reasonably likely to change in the future. Refer to Part V of SEC Release 33-8350 for additional guidance.

Business, page 34

31.   In the first paragraph on page 34, provide more detailed information regarding the acquisition of Genex.

Remote Sensor Systems and technologies For Military and Intelligence Applications, page 35

32.   We note your disclosure on the top of page 36 that the most significant source of your revenue is generated by the Omnibus Contract. Please disclose whether you retain the rights to the products developed under this contract. We note your disclosure on page 8 that such government contracts can grant the Government claim rights to systems you develop. Quantify the percentage of your revenues attributable to this contract.

33.   It appears that ipPartners, a company owned by your CEO, also competes in the same industry. If so please provide appropriate disclosure in this section and appropriate risk factor disclosure regarding the actual or potential conflict of interest. Also disclose whether you have subcontracted, or plan to subcontract work to ipPartners. We refer you to your disclosure in the first paragraph on page 36.

Employees, page 39

34.   Disclose how many employees are employed by each subsidiary.

The Acquisition of Genex Technologies, Inc., page 39

35.   We note your disclosure in the first paragraph on page 40 of your assertion that Mr. Geng omitted material representations, and as a result, you have not issued and do not intend to issue certain merger consideration. Please update us as to the status of your dispute with Mr. Geng. Disclose the penalties/ liabilities you may be subject to for not issuing the merger consideration and for terminating Mr. Geng's employment contract, and provide appropriate risk factor disclosure.

Technest Financing of Genex Acquision, page 41

36.   Please include a brief description of the conditions that gave rise to the issuance of shares as liquidated damages. We refer you to your disclosure in the third paragraph on page 42.

Legal Proceedings, page 43

37.   To the extent feasible, please quantify the relief sought in the described litigation. Also disclose any recent developments in these proceedings.

Directors and Executive Officers, page 44

Compensation of Directors and Executive Officers, page 47

38.   Please file as an exhibit to the registration statement the agreement pursuant to which Technest has agreed to pay Markland $250,000 per quarter for the services of its executive officers. We refer you to your disclosure in Footnote 1 to the Summary Compensation Table.

39.   Revise the compensation table to reflect what amount each is paid by Markland from the payments the registrant made for the services of the named individuals.

Technest Holdings, Inc. Consolidated Financial Statements

40.   We note that you completed the acquisition of EOIR Technologies, Inc. on August 17, 2005 and that the acquisition has been presented in your unaudited interim financial statements as of September 30, 2005 as though the acquisition had occurred in the beginning of that period (July 1, 2005). Finally, we note that you have not retroactively restated your financial statements for prior fiscal years to present the financial statements as though the transaction occurred as the beginning of the periods. Please revise the registration statement to provide a complete set of restated financial statements giving retroactive effect to the transaction. The accounting for the acquisition of an entity under common control should resemble the accounting for a pooling of interest. Please note that no amendment to your Form 10-KSB as of June 30, 2005 is necessary. Refer to paragraph D17 of SFAS 141.

Daniel Clevenger
Technest Holdings, Inc.
February 2, 2006
Page 8

Note 2. Summary of Significant Accounting Policies, page F-13

- Impairment of Intangible Assets, page F-16

41.   Please revise your policy disclosure to explain the concept of reporting units and
        to identify yours. In addition, tell us how your conclusions regarding reporting
        units are consistent with the guidance in paragraph 30-31 of SFAS 142. Please
        note that a reporting unit may be a level below an operating segment. The
        disclosure in the filing should support your conclusions as well.

Note 3. Acquisitions, page F-17

42.   We note that you have not issued and do not intend to issue the promissory note
        due to Mr. Geng in connection with this acquisition. You state that Mr. Geng
        omitted material representations from the Merger Agreement. Please tell us and
        revise the filing to address the following:

        •   Disclose the nature of the material representations omitted by Mr. Geng

        •   Tell us how you considered these facts in determining that there were no
            indicators of impairment of the goodwill or intangibles recorded in connection
            with the acquisition of Genex.

        •   Revise to disclose if Mr. Geng has made any claims to you regarding the
            payment of the promissory note. In this regard, please also clarify for us
            whether you have reached an agreement with Mr. Geng regarding the non-
            payment of this note.

        •   Tell us how you have considered this $550,000 in your purchase accounting
            entries. It appears that this amount is not included in the total purchase
            consideration used for the purchase price allocation. Tell us why you believe
            it is appropriate to remove this amount from the total consideration.

        •   In addition, tell us why you believe it is appropriate to exclude this liability on
            your balance sheet. Tell us how you have considered paragraph 17 of SFAS
            5.

43.   We note that your agreement with Genex provides for earn-out payments in the
        form of additional shares of Technest stock. Revise to disclose the potential
        amount of shares to be issued from this earn-out agreement and over what period
        these shares can be earned.

44.   We note that you use independent appraisers to value your purchase price
        allocations. If you elect to make reference to appraisers in your financial
        statements or elsewhere in the filing, please note that you are required to identify
        the appraisal firm as an "Expert" and include their consent in the registration
        statement. Alternatively, you may revise your disclosures to indicate that
        management is primarily responsible for purchase price allocations and that
        management considered a number of factors, including independent valuations.

45.   We note that you acquired research and development valued at $2.1 million as a
        result of your acquisition of Genex and you expensed this amount as in-process
        research and development expenses (IPR&D) in your consolidated statement of
        operations for the period ended June 30, 2005. Please revise to provide the
        following disclosures in the notes to your financial statements:

        •   Disclose the appraisal method used to value IPR&D costs acquired;

        •   Discuss all significant assumptions made and estimates used in determining
            the assigned values to each significant IPR&D project such as the risk
            adjusted discount rate applied to the project's cash flows and period in which
            material net cash inflows from significant projects are expected to commence;

        •   Describe each significant IPR&D project acquired; and

        •   Present in tabular format the fair value assigned to each project acquired and
            projected costs to complete by project.

        For each project, disclose in MD&A the status of the development, stage of
        completion at acquisition date, the nature and timing of the remaining efforts for
        completion, anticipated completion date, the date you will begin benefiting from
        the projects, the risks and uncertainties associated with completing development
        within a reasonable period of time and the risks involved in the IPR&D projects
        are not completed on a timely basis.

        Additionally, in your MD&A in subsequent filings, provide a detailed discussion
        of the status of your efforts for completion of the R&D projects and the impact
        from any delays. Also, provide an explanation of material variations between
        projected results and actual results and how failure to achieve projected results
        impacted (or will impact) expected return on investment, future results and
        financial condition.

Note 6 – Stockholders' Equity (Deficit), page F-20

Series B and C Convertible Preferred Stock, page F-21

46.   You state that your Series B Convertible Preferred Stock has a liquidation
        preference of $2.175 per share, yet your consolidated balance sheet indicates that
        the aggregate liquidation preference for all 517,243 shares is $2.5 million. Please
        provide us with your calculation of the liquidation preference on your Series B
        Convertible Preferred Stock or revise the filing as appropriate.

47.   We note your disclosure that you have agreed to issue additional shares of your
        common stock to the Investors if the units do not have a market value of $6.525 at
        the end of one year. Please provide us with your analysis of paragraph 61(l) of
        SFAS 133 as it relates to this convertible preferred stock.

Common Stock Issuances, page F-22

48.   We note that you issued shares as compensation for services provided. You state
        that you valued these shares at their market value at the date of issuance and
        recorded the associated expense. Please confirm that the expense recorded was
        based on the fair value of the services received. Refer to paragraph 8 of SFAS
        123.

Unaudited Quarterly Financial Statements for Technest Holdings, Inc., page F-31

49.   Please revise to update the financial statements in accordance with Item 310(g) of
        Regulation S-B.

Condensed Consolidated Balance Sheet, page F-31

50.   We note the significant balance of cash and cash equivalents. Please revise Note
        2 – Summary of Significant Accounting Policies to disclose the nature of this
        balance and what amounts are included in cash equivalents.

Note 1. Nature of Operations, page F-36

Business History, page F-36

51.   We note your extended discussion of your two business areas throughout your
        business section beginning on page 34. Those discussions appear to indicate that
        the Remote Sensor Systems (EOIR) and Imaging and Surveillance (Genex)
        businesses would represent operating segments. In the absence of disclosure that
        you operate in more than one business segment, please address the following:

- Tell us how you evaluated each of these business areas to determine whether they met the criteria for an operating segment outlined in paragraph 10 of SFAS 131. Discuss the factors that support your conclusion.

- To the extent that you are aggregating operating segments, please explain to us how they met the aggregation criteria outlined in paragraph 17 of SFAS 131. Please describe the similar economic characteristics that they each exhibit and address how they met each of the additional five criteria outlined in that paragraph.

Note 2. Summary of Significant Accounting Policies, page F-37

Revenue Recognition, page F-39

52.   Revise to quantify the amount of revenue earned under teaming agreements with other organizations. Please also expand your revenue recognition policy disclosure to discuss the facts and circumstances that support your recognition of these revenues on the gross basis. Refer to EITF 99-19.

Stock-Based Compensation, page F-41

53.   Please revise your discussion here or in Note 7 to disclose the assumptions used during the year to estimate the fair values of options. Refer to paragraph 47(d) of SFAS 123.

Note 4. Definite-lived Intangible Assets, page F-43

54.   We note that as a result of the EOIR transaction, your definite lived intangible assets balance has increased significantly. Please revise this note to identify each separate intangible asset held by EOIR and to disclose the estimated useful life of each separate intangible asset. If the assets relate to specific customers or contracts, please also provide disclosure to support the useful lives being used. For example, we note that your contract with the United States Army Night Vision and Electronic Sensors is over a five year period of performance. If the useful life of the intangible asset exceeds this five year period, provide appropriate disclosures to support the useful life being used.

Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2005

55.   We note that you present a column for Genex Technologies, Inc. It appears that this column represents the activity for Genex for the period from July 1, 2004

through February 14, 2005 (date of acquisition). Please revise the column heading to specifically identify the stub period being presented in this column.

56.   We note the transactions reflected in these pro forma financial statements had significant effects on your outstanding shares. Please revise to show the historical shares outstanding for Technest Holdings, Inc. and the adjustments to the shares outstanding. Include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

Note 3 – Pro Forma Presentation and Adjustments, page F-69

57.   We do not see where you have included any pro forma adjustments to show the amortization of the intangible assets acquired in the acquisition of Genex Technologies, Inc. Please revise to include pro forma adjustments for this acquisition, or tell us why you do not believe this is required.

58.   Please revise the description of the pro forma adjustments to discuss each adjustment in greater detail. The notes to the unaudited pro forma financial statements should clearly explain the assumptions involved. For example, we note adjustments (1) and (2) represent the elimination of transactions between EOIR and Genex. Your note should describe the nature of the transactions between the parties and provide support for the amounts.

Part II

Item 28. Undertakings

59.   Please include the undertaking set forth in Item 512(a) of Regulation S-B, as revised by Release 33-8591.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Item 8a. Controls and Procedures, page 17

60.   Given your disclosure in the second paragraph of this section, please explain in greater detail how management was able to conclude that your disclosure controls and procedures are effective.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202) 551-3327. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: David A. Broadwin, Esq.
        Foley Hoag LLP
        617.832.7000